NQL Energy Services™

Taking Technology Downhole

05010864

RECEIVED AUG 29 2005 SEC MAIL PROCESSING SECTION 209 WASH. D.C.

SUPPL

Our File: 300.171

August 18, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer") (formerly NQL Drilling Tools Inc.)
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of July 13, 2005:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since July 13, 2005 pursuant to the laws of Canada:		
a. News releases	immediately	Issuer
i. August 5, 2005		
ii. August 12, 2005		
Second Quarter 2005 Results	within 45 days from end of quarter	Issuer
b. Management's Discussion and Analysis for the second quarter ended June 30, 2005	within 45 days from end of quarter	Issuer
i. August 15, 2005		
c. Second Quarter Report (includes Management's Discussion and Analysis) for the second quarter ended June 30, 2005	within 45 days from end of quarter	Issuer
i. August 15, 2005		
d. Form 52-109FT2 – Certification of Interim Filings - CFO	upon filing of financials	Issuer
i. August 15, 2005		
e. Form 52-109FT2 – Certification of Interim Filings - CEO	upon filing of financials	Issuer
i. August 15, 2005		
f. Confirmation of mailing	upon mailing of financials	Issuer
i. August 15, 2005		

PROCESSED SEP 01 2005 THOMSON FINANCIAL

dlw 8/31

2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
	a.	the same information as referred to in items: 1. a. to f. inclusive	
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):		
	a.	Second Quarter Report (includes Management's Discussion and Analysis) for the second quarter ended June 30, 2005	upon filing of financials
		i. August 13, 2005	
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:		
	N/A		

Please note that we have not included a separate copy of the Management's Discussion and Analysis as it is included in the Second Quarter Report.

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures

NQL Energy Services Inc. 2nd Quarter Results Conference Call

NISKU, AB, August 5, 2005 /CNW/ - NQL Energy Services Inc. (TSX – NQL)

Kevin Nugent, President and CEO of NQL Energy Services Inc., will host a conference call on Friday, August 12, 2005 at 2:00 p.m. (Eastern Time), 12:00 noon (Mountain Time) to discuss second quarter financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., please dial 1-800-814-4860. Please call 10 minutes prior to the start of the conference.

A replay of the conference call will be available at 416-640-1917 or 1-877-289-8525, passcode 21133384# from 4:00 p.m. (Eastern Time) August 12th to 11:59 p.m. (Eastern Time) September 12th, 2005.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent@nql.com.

FOR IMMEDIATE RELEASE

NQL ANNOUNCES SECOND QUARTER 2005 RESULTS

August 12, 2005
Nisku, Alberta

NQL Energy Services Inc. (TSX – NQL) announced today its financial results for the three and six month periods ended June 30, 2005.

Strong industry conditions, a resurgence of the Company's downhole motor business in the United States, and very high demand for our EM-MWD product, all contributed to a very strong second quarter and demonstrated the advantage of the Company's operations given slow activity levels in Canada. Revenue increased 28 percent during the second quarter when compared to the same period in 2004 while EBITDA and income from continuing operations increased by 370 percent and 158 percent, respectively. Income from continuing operations for the three months ended June 30, 2005 was $2.4 million ($0.06/share) compared to the corresponding 2004 loss from continuing operations of $4.2 million ($0.10/share). A significant increase in revenue and margins, reductions in interest expense and stock based compensation, as well as $4.2 million in one-time charges in the second quarter of 2004, resulted in the large year-over-year increase in income from continuing operations. The Company also continued to strengthen its balance sheet and exited the second quarter with a working capital surplus of $45.3 million (including excess cash of $5.6 million) and available debt facilities in excess of $20 million.

For the three months ended June 30, 2005, NQL recorded revenue of $20.7 million representing an increase of $4.5 million (28 percent) over the $16.2 million recorded in 2004. The increase in revenue resulted primarily from a significant year-over-year increase in the Company's EM-MWD product line and strong motor revenue in the US Gulf Coast, West Texas and Rocky Mountain regions. Geographically, revenue was broken down as $4.0 million (2004 - $2.9 million) in Canada, $12.0 million (2004 - $8.5 million) in the United States and $4.7 million (2004 - $4.8 million) from various international locations.

Gross margins for the second quarter of 2005 were 50 percent compared to 37 percent in the comparable period of 2004. The increased margin percentage resulted from a number of factors including: a) improved results in the Company's EM product line; b) cost rationalization efforts and general management improvements incorporated since the change in management in August 2004; and c) the impact of spreading the Company's fixed costs over a larger revenue base. Gross margins declined slightly during the second quarter when compared to the first quarter due to the impact of low activity levels in Canada during break-up and its corresponding drag on efficiencies.

As a result of the improvements in revenue and margins, earnings before interest, taxes, depreciation and amortization ("EBITDA" - which the Company defines as gross margin less general and administrative expenses) grew to $6.3 million for the second quarter of 2005 from $1.3 million during the three months ended June 30, 2004.

Outlook

Looking forward to the remainder of 2005, management expects operating results to continue to be very strong as high commodity prices are anticipated to fuel excellent worldwide drilling activity. With the Canadian market place recovering after the annual second quarter "spring break-up" and with a continuation of strong results in the US, NQL anticipates third quarter net earnings to remain solid at $0.06/share to $0.08/share. Overall, NQL anticipates a very strong full year 2005 and estimates revenue of $85 million to $90 million, EBITDA of $26 million to $29 million and net earnings per share of $0.26 per share to $0.30 per share.

With the recent hiring of Joe Kerr as Senior Vice President Operations, NQL has now put the final element of its restructuring plan in place. In addition to executing on the remaining opportunities to improve its existing business, NQL is also pursuing several internal expansion projects including:

- The construction of eight additional EM-MWD rental kits in response to virtually full utilization of our existing 15 kit rental fleet. It is anticipated that deployment of this additional equipment will be in the US Rockies and in Canada over the next six to 12 months;
- The commercialization of our Series 5 bearing design that is geared to better competing in the growing performance drilling market; and
- Certain other internal product line expansion opportunities for our core downhole mud motor.

Externally, the Company continues to examine acquisition opportunities that would allow NQL to utilize its very strong balance sheet to add complementary product lines that can be distributed through our extensive distribution network.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

For further information please contact:

Kevin L. Nugent
President and CEO
(403) 266-3700
kevin.nugent@nql.com

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward – Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)	June 30, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 5,639	$ 2,321
Accounts receivable	21,270	21,496
Income taxes recoverable	2,413	430
Inventory	20,054	19,715
Prepaid expenses	1,699	437
Future income taxes	3,577	3,050
	54,652	47,449
Other assets	77	140
Future income taxes	4,119	6,717
Capital assets	61,092	64,797
Deferred charges	1,009	1,189
Goodwill	2,744	2,744
	$123,693	$123,036
LIABILITIES		
CURRENT		
Bank indebtedness	$ -	$ 894
Accounts payable and accrued liabilities	7,682	9,793
Income taxes payable	1,530	384
Current portion of long-term debt	184	4,927
	9,396	15,998
Long-term debt	616	570
Future income taxes	700	763
	10,712	17,331
SHAREHOLDERS' EQUITY		
Capital stock	178,486	178,284
Contributed surplus	6,187	5,862
Deficit	(57,210)	(63,119)
Cumulative translation adjustment	(14,482)	(15,322)
	112,981	105,705
	$123,693	$123,036

NQL Energy Services Inc. **Consolidated Statement of Operations** *(Unaudited)*	For the three months ended June 30,		For the six months ended June 30,	
(Thousands of Canadian dollars, except share and per share data)	2005	2004 *(restated)*	2005	2004 *(restated)*
Revenue	$20,696	$16,216	$42,570	$32,270
Direct expenses	10,360	10,200	20,660	19,212
Gross Margin	10,336	6,016	21,910	13,058
Expenses				
General and administrative	4,011	4,669	8,247	10,075
Amortization	2,374	2,000	4,827	4,005
	6,385	6,669	13,074	14,080
Income (loss) from continuing operations before under noted	3,951	(653)	8,836	(1,022)
Interest expense	(87)	(781)	(251)	(1,516)
Stock based compensation	(210)	(637)	(310)	(1,236)
Other expenses	(30)	(4,200)	(6)	(4,200)
Foreign exchange loss	(32)	(298)	(89)	(576)
Income (loss) from continuing operations before income taxes	3,592	(6,569)	8,180	(8,550)
Income tax (expense) recovery				
Current	192	(88)	(206)	104
Future	(1,348)	2,450	(2,065)	2,984
	(1,156)	2,362	(2,271)	3,088
Income (loss) from continuing operations	2,436	(4,207)	5,909	(5,462)
Loss from discontinued operations, net of income taxes	-	(17,742)	-	(17,433)
Net income (loss)	$2,436	$(21,949)	$5,909	$(22,895)
Income (loss) per common share				
Income (loss) per common share from continuing operations				
Basic and diluted	$0.06	$(0.10)	$0.14	$(0.13)
Loss per common share from discontinued operations				
Basic and diluted	$0.00	$(0.42)	$0.00	$(0.41)
Income (loss) per common share – net				
Basic and diluted	$0.06	$(0.52)	$0.14	$(0.54)
Weighted average common shares outstanding – basic	41,983,925	42,615,844	41,947,606	42,613,454
Weighted average common shares outstanding – diluted	42,225,186	42,615,844	42,111,220	42,613,454

NQL Energy Services Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Deficit, beginning of period	$ (59,646)	$ (26,830)	$ (63,119)	$ (25,884)
Net income (loss) for the period	2,436	(21,949)	5,909	(22,895)
Deficit, end of period	$ (57,210)	$ (48,779)	$ (57,210)	$ (48,779)

NQL Energy Services Inc. **Consolidated Statement of Cash Flow** *(Unaudited)* *(Thousands of Canadian dollars)*	**For the three months ended June 30,**		**For the six months ended June 30,**	
	2005	**2004** *(restated)*	**2005**	**2004** *(restated)*
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 2,436	$ (4,207)	$ 5,909	$ (5,462)
Items not affecting cash				
Amortization	2,374	2,000	4,827	4,005
Amortization of deferred financing costs	46	40	65	66
Stock-based compensation	210	637	310	1,236
Future income taxes	1,348	(2,450)	2,065	(2,984)
(Gain) loss on sale of capital assets	(23)	568	(128)	467
Other expenses	-	4,200	-	4,200
	6,391	788	13,048	1,528
Net change in operating working capital items	(428)	(313)	(4,116)	(1,870)
Cash provided by (used in) continuing operations	5,963	475	8,932	(342)
Cash provided by discontinued operations	-	212	-	382
Cash provided by operating activities	5,963	687	8,932	40
FINANCING ACTIVITIES				
Bank indebtedness – net	-	3,538	(894)	8,570
Issuance of capital stock	95	-	217	45
Proceeds from long-term debt	28	50	86	34,890
Repayment of long-term debt	(3,571)	(2,882)	(4,876)	(37,337)
Cash provided by (used in) discontinued operations	-	18	-	(2,878)
Cash (used in) provided by financing activities	(3,448)	724	(5,467)	3,290
INVESTING ACTIVITIES				
Other assets	(19)	289	64	260
Proceeds from the sale of capital assets	1,125	913	2,971	1,926
Deferred charges	-	(12)	(26)	(481)
Purchase of capital assets	(1,791)	(1,910)	(3,156)	(3,700)
Cash used in discontinued operations	-	(4)	-	(371)
Cash used in investing activities	(685)	(724)	(147)	(2,366)
Net increase in cash and cash equivalents	1,830	687	3,318	964
Cash and cash equivalents, beginning of period	3,809	2,308	2,321	2,031
Cash and cash equivalents, end of period	$5,639	$2,995	$5,639	$2,995
Supplementary disclosure of cash flow information				
Interest paid	$ 83	$ 787	$ 275	$ 1,706
Income taxes paid (received)	$ 399	$ (235)	$ 646	$ (622)

NQL Energy Services Inc.

1507 – 4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780)955-3309
E-mail: investor.info@nql.com
Website: http://www.nql.com

August 15, 2005

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that the Company's second quarter report for the three months ended June 30, 2005 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was August 15, 2005.

Sincerely,

"Signed"

Susan J. Foote
Corporate Secretary

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Kevin L. Nugent, President and Chief Executive Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 15, 2005

<u>/s/ Kevin L. Nugent</u>
Kevin L. Nugent
President and Chief Executive Officer

FORM 52 – 109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Darren Stevenson, Corporate Controller, acting in the capacity of Chief Financial Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 15, 2005

<u>/s/ Darren Stevenson</u>
Darren Stevenson
Corporate Controller, acting in the capacity of Chief Financial Officer